Exhibit 99.1



MEDIA CONTACT
Allison Lowe Burum
(972) 499-6631
Allison.Lowe@hck2.com
ir@mannatech.com

Mannatech Reports First Quarter Results

(COPPELL, Texas) May 4, 2011 – Mannatech, Incorporated (NASDAQ: MTEX), a leading developer and provider of nutritional supplements and skin care products based on **Real Food Technology®** solutions, today reported for the quarter ended March 31, 2011 net sales of $50.9 million, and a net loss of $4.8 million, or $0.18 per diluted share. Quarterly sales declined $9.8 million or 16.1%, compared to the first quarter of 2010. The net loss increased by $2.0 million for the quarter largely due to the effect of the sales decline in the United States along with the costs associated with the launch of operations in Mexico.

Mannatech successfully commenced operations in Mexico in late January of 2011, bringing the number of total operating countries to 17. Randy Bancino, president of international operations, said, "We are pleased with the initial launch of Mannatech Mexico, and have been extremely impressed with the dedication and energy shown by our new independent Associates there. The warm welcome and support extended to us by our Mexican Associate Leaders has been gratifying, and we look forward to working closely with them to build a substantial and lasting business opportunity."

New independent Associates and Members totaled 19,057 in the first quarter of 2011, compared to 20,913 in the first quarter of 2010, a decrease of 9.0%. Total independent Associate and Member count based on a 12-month trailing period was approximately 392,000 as of March 31, 2011 as compared to 485,000 as of March 31, 2010.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, May 5, 2011 at 9:00 a.m. Central Daylight Time, 10:00 a.m. Eastern Daylight Time. Investors may listen to the call by accessing Mannatech's website at http://ir.mannatech.com/phoenix.zhtml?c=62253&p=irol-irhome.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at **mannatech.com**.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, the Republic of Korea and Mexico. For more information, visit mannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain independent associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Net Sales in Dollars and as a Percentage of Consolidated Net Sales – (*Unaudited)*

Country	Three months ended March 31,			
	2011		**2010**	
	(in millions, except percentages)			
United States	$ 22.4	44.0%	$ 27.8	45.8%
Japan	7.5	14.7%	8.7	14.3%
Republic of Korea	5.2	10.2%	5.4	8.9%
Australia	4.5	8.8%	5.2	8.6%
Canada	4.0	7.9%	4.4	7.2%
South Africa	2.1	4.1%	3.2	5.3%
Taiwan	1.2	2.3%	2.2	3.6%
Mexico[1]	0.7	1.4%	—	—
New Zealand	0.6	1.2%	1.0	1.6%
Singapore	0.6	1.2%	0.6	1.0%
Germany	0.5	1.0%	0.6	1.0%
Norway	0.5	1.0%	0.3	0.5%
The Netherlands	0.3	0.6%	0.1	0.2%
United Kingdom	0.3	0.6%	0.6	1.0%
Austria	0.2	0.4%	0.3	0.5%
Sweden	0.2	0.4%	0.1	0.2%
Denmark	0.1	0.2%	0.2	0.3%
Totals	**$ 50.9**	**100%**	**$ 60.7**	**100%**

[1]Mexico began operations in January 2011.

The number of new and continuing independent associates and members who purchased our packs or products during the twelve months ended March 31, 2011 and 2010 were as follows:

	2011		**2010**	
New	87,000	22.3%	129,000	26.6%
Continuing	305,000	77.7%	356,000	73.4%
Total	**392,000**	**100%**	**485,000**	**100%**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended March 31,	
	2011	**2010**
Net sales	$ **50,900**	$ **60,665**
Cost of sales	7,214	8,625
Commissions and incentives	21,707	26,999
	28,921	35,624
Gross profit	**21,979**	**25,041**
Operating expenses:		
Selling and administrative expenses	16,018	16,471
Depreciation and amortization	2,801	2,917
Other operating costs	8,066	8,545
Total operating expenses	26,885	27,933
Loss from operations	**(4,906**)	**(2,892**)
Interest expense	(20)	(29)
Other income, net	267	140
Loss before income taxes	**(4,659**)	**(2,781**)
(Provision) benefit for income taxes	(119)	—
Net loss	$ **(4,778**)	$ **(2,781**)
Loss per share:		
Basic	$ **(0.18**)	$ **(0.11**)
Diluted	$ **(0.18**)	$ **(0.11**)
Weighted-average common shares outstanding:		
Basic	**26,490**	**26,482**
Diluted	**26,490**	**26,482**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2011	December 31, 2010
ASSETS	*(unaudited)*	
Cash and cash equivalents	$ 17,035	$ 21,584
Restricted cash	1,266	1,265
Accounts receivable, net of allowance of $17 and $21 in 2011 and 2010, respectively	178	416
Income tax receivable	886	917
Inventories, net	21,840	24,070
Prepaid expenses and other current assets	4,457	4,356
Deferred tax assets	2,701	2,607
Total current assets	**48,363**	**55,215**
Property and equipment, net	16,379	18,449
Construction in progress	413	524
Long-term restricted cash	3,929	3,532
Other assets	2,909	3,054
Long-term deferred tax assets	643	649
Total assets	**$ 72,636**	**$ 81,423**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases	$ 1,169	$ 1,328
Accounts payable	5,682	5,534
Accrued expenses	10,308	10,318
Commissions and incentives payable	6,645	9,166
Taxes payable	2,392	3,721
Current deferred tax liability	211	243
Deferred revenue	1,775	1,930
Total current liabilities	**28,182**	**32,240**
Capital leases, excluding current portion	1,255	1,204
Long-term deferred tax liabilities	1,383	1,903
Other long-term liabilities	5,396	4,996
Total liabilities	**36,216**	**40,343**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,697,560 shares issued and 26,490,466 shares outstanding as of March 31, 2011 and 27,697,560 shares issued and 26,490,466 shares outstanding as of December 31, 2010	3	3
Additional paid-in capital	42,146	42,049
Retained earnings	10,349	15,127
Accumulated other comprehensive loss	(1,287)	(1,308)
Less treasury stock, at cost, 1,207,094 shares in 2011 and 2010	(14,791)	(14,791)
Total shareholders' equity	**36,420**	**41,080**
Total liabilities and shareholders' equity	**$ 72,636**	**$ 81,423**